Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092
tel +1 212 259 8088 fax +1 212 649 9479
June 14, 2010
VIA EDGAR CORRESPONDENCE FILING
Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lender Processing Services, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed February 23, 2010
Form 10-Q for the Period Ended March 31, 2010
Filed May 7, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 5, 2010
File No. 1-34005
Dear Mr. Owings:
Reference is made to the letter dated May 28, 2010 (the “Comment Letter”) to Jeffrey S. Carbiener, Chief Executive Officer of Lender Processing Services, Inc. (the “Company”), setting forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 10-K for the year ended December 31, 2009, the Form 10-Q for the period ended March 31, 2010 and the Definitive Proxy Statement on Schedule 14A, referenced above.
On behalf of our client, Lender Processing Services, Inc., we hereby submit this letter to confirm the extension of the deadline for the Company’s response to the Comment Letter discussed via telephone conference with Catherine Brown of the Commission on June 8, 2010. The Company will provide a response to the Comment Letter by June 21, 2010.
Please contact me by telephone at 212-259-8448 if you have any questions or concerns. Thank you for your time and consideration.

Very truly yours,
/s/ Margarita A. Glinets
Margarita A. Glinets

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